Filed by VaxGen, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934



                                VAXGEN #11102242
                         VaxGen-Raven Merger Conference
                        November 13, 2007, 8:00 a.m., EST


Operator Hello and welcome to the VaxGen-Raven merger conference call. Before we get started, let me advise you that this call will include forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as expect, believe, estimate, project, budget, forecast, anticipate, intend, plan, may, will, could, should, predict, potential, continue and similar expressions are intended to identify such forward-looking statements.

                        Forward-looking statements in this call include without limitation forecasts or product development, FDA filings, benefits of the proposed merger and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or applied during this call. Such risk factors include among others difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, whether certain market segments grow as anticipated, the competitive environment in the biotechnology industry, whether VaxGen can list its common stock on the National Exchange, whether the companies can successfully develop new products and the degree to which these gain market acceptance.

                        Actual results may differ materially from those contained in the forward-looking statements of this conference call. Additional information concerning these and other risk factors is contained in VaxGen's quarterly reports on Form 10-Q for the quarter ended September 30, 2007. VaxGen and Raven undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this conference call.

                        You are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of this call. All forward-looking statements are qualified in their entirety by this cautionary statement.

VAXGEN-RAVEN MERGER CONFERENCE                                                 1

                        VaxGen intends to file a registration statement on Form S-4 and a related proxy statement/prospectus in connection with the merger/transaction of VaxGen and Raven. Investors and security holders are urged to read this registration statement on Form S-4 and the related proxy or prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents when they are available and other documents filed with the SEC at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at ir@vaxgen.com.

                        VaxGen, Raven and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen and Raven in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus described above. Individual information regarding the directors and executive officers of VaxGen is also included in VaxGen's proxy statements for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 9, 2007. This document is available free of charge at the SEC's website at www.sec.gov and from Investor Relations at VaxGen as described earlier.

                        Today's presenters are James Panek, Chief Executive Officer and President of VaxGen, and George Schreiner, Chief Executive Officer of Raven Biotechnologies.

                        I would now like to turn the call over to Mr. Panek. Please go ahead.


J. Panek Thank you, operator, and welcome, everyone, to our conference call to discuss the proposed merger between Raven Biotechnologies and VaxGen. I'm pleased to be joined today by George Schreiner, Raven's CEO; as well as Matt Pfeffer, VaxGen's CFO; and Piers Whitehead, VaxGen's Vice President of Corporate and Business Development; and John Whelan, Raven's COO. We also have with us Michael Kranda, the Chairman of Raven's Board of Directors.

                        I'll start today's call by describing the terms of the proposed transaction and then George will describe Raven's technology and the vision for the combined company. After that we'll open up the call to your questions.

                        As most of you know, VaxGen, with the help of its advisors at Lazard, has been evaluating and pursuing potential strategic transactions to build value for our stockholders. We initiated this process early this year by evaluating our assets, most tangibly our cash and manufacturing facility but also an anthrax vaccine candidate and our development and manufacturing expertise.

VAXGEN-RAVEN MERGER CONFERENCE                                                 2

                        Then we identified and contacted a broad array of companies that might see value in one or more of those assets. Indeed, VaxGen looked at over 140 companies and engaged in discussions with dozens including large pharma, public and private biotech companies, contract manufacturers and financial entities. We also examined various deal structures and subsequently engaged in the lengthy process of negotiating the best possible deal for our respective shareholders.

                        So it is truly a pleasure to be able to announce at this point that we've completed the process and we are now in the position to announce a proposed merger with Raven Biotechnologies.

                        Some of you may be asking why Raven. To begin with, we found that the breadth of their pipeline and the power of their discovery platforms and technology were quite attractive. We like that they address one of the most promising areas of cancer therapy and we believe that our capability in manufacturing and late stage product development complements their strengths in product discovery and we believe that in George we have a CEO with the experience, vision and drive to make a fresh start for the combined companies. And lastly, we believe that our stockholders would be well served by this transaction.

                        Under the terms of the proposed transaction, VaxGen stockholders will own 50.9% of the combined company and Raven Series D stockholders will own the remaining 49.1%. This ratio is subject to adjustment under certain conditions but in no event will VaxGen's stockholders own less than 50.1% of the combined company.

                        To fund ongoing operations at Raven and just as importantly, to enable the advancement of Raven's product portfolio, VaxGen will extend a $6 million bridge loan to Raven. The loan will begin on December 1 and will be funded monthly based on an agreed upon budget for Raven. All principal and accrued interest due under the VaxGen loan are repayable in full in the event the transaction does not close and the loan is secured by Raven's IP subject to certain conditions.

                        Raven's Series D preferred stockholders will also be contributing a $3.8 million bridge loan of their own to cover operational and dealer related expenses. This loan converged to Series D preferred stock on closing of the transaction and is reflected in the exchange ratio agreed between the two companies. In other words, VaxGen will not be issuing additional shares of VaxGen common stock to cover this bridge.

                        Also upon closing VaxGen will assume Raven's debt and equipment lease obligations which are $1.8 million as of December 1, 2007. Raven's Series D preferred stock warrants will be converted into approximately 332,000 shares of VaxGen common stock warrants and all other Raven options and warrants will be cancelled.

VAXGEN-RAVEN MERGER CONFERENCE                                                 3

                        Both companies' Board of Directors have unanimously approved the merger. Additionally, major Raven stockholders have already executed voting agreements in favor of the transaction. However, it is still subject to the approval of stockholders from both companies as well as other customary closing conditions.

                        Completion of the transaction is also dependent upon VaxGen being re-listed on a national stock exchange. As you know, we've already filed a proxy which, among other things, asks our stockholders to approve a reverse stock split so that VaxGen will qualify for listing on the Nasdaq capital market so the listing process is well underway.

                        If all goes as planned, we expect to complete the merger in the first half of next year.

                        We believe this transaction will create an outstanding management team and board of directors. Both groups will be composed of highly experienced individuals with diversified but complementary backgrounds. Upon closing George Schreiner will serve as the CEO and Director of the new company and I will assume the title of President, Chief Operating Officer and Director.

                        Joining the combined company from VaxGen will be Matthew Pfeffer, as CFO, Piers Whitehead as Vice President of Corporate and Business Development. Joining from the Raven team will be Dr. Jennie Mather, Raven's founder and Chief Scientific Officer; Dr. Stanford Stewart, M.D., Vice President of Clinical Research; and Dr. Gordon A. Vehar, Vice President of Research and Development.

                        You're also going to see the merger create what I believe is a skilled and widely diversified Board of Directors. Upon closing the combined company's board will include 4 members from VaxGen's current board of directors and 3 from Raven's.

                        From the VaxGen's side we expect that Randall Caudill, will continue as Chairman of the Board and that he will be joined by Franklin Berger, and Dr. Mike Levine and myself. The Raven directors who will join the Board in addition to George are Bill Young, CEO of Monogram Biosciences and former COO of Genentech, and Michael Kranda, current Raven Chairman and the former COO of Immunex. Michael is expected to serve as Vice Chairman of the new Board.

                        One of the strategic considerations we are still working through is the future of the VaxGen manufacturing facility. We see tremendous potential to use it for manufacturing clinical supplies of Raven's compounds. However, at least in the near term, VaxGen's manufacturing facility would be under-utilized if employed solely for that purpose so we are continuing to actively explore a variety of opportunities including contract manufacturing, partnering, leasing or the outright sale of the facility. Our manufacturing facility is a valuable asset and we're confident in our ability to drive value from it that will serve our development objectives and benefit our shareholders.

VAXGEN-RAVEN MERGER CONFERENCE                                                 4

                        I realize the past year has been particularly difficult for our stockholders and I want to thank you for your patience and advice during this critical transition period. There's no question that we have a lot of hard work and challenges ahead of us but by combining VaxGen and Raven's complementary capabilities and resources, we believe that we have the renewed ability to create a world class oncology company that provides growth to our investors and critically important therapies to cancer patients.

                        That brings me to the conclusion of my comments and I'd like now to turn the call over to Dr. George Schreiner, CEO of Raven.

Dr. Schreiner           Thank you,  Jim. I would also like to welcome all of you
                        to today's call.

                        The proposed merger that we announced yesterday represents an exciting new beginning for both companies. In many respects we are creating an entirely new company, a fresh start, if you will, and an opportunity to do things differently.

                        I was brought into Raven approximately 18 months ago to restructure the company so that we could focus on developing our most promising drug candidate and our cancer stem cell technology platform. This proposed merger is the latest and most important step toward that goal.

                        I'd like to begin by giving you a summary of Raven's technology and products. Raven was founded in 1999 initially with technology licensed from Genentech. It has gone on to develop a substantial, proprietary technology of its own which will provide much of the value going forward with the combined company. Our focus is the development of monoclonal antibody therapeutics for cancer. We have developed a robust pipeline of antibody based therapeutics that target unique membrane proteins on cancer cells.

                        Raven's technology enables us to rapidly generate well characterized, high affinity monoclonal antibodies to proteins on the cell surface that can be used to quickly identify and validate targets for cancer therapy. As a result, we have developed an extensive library of antibodies targeting novel and recognized oncofetal antigens.

                        More recently, we have developed multiple cancer stem cell lines representing 12 solid tumor types. We have also developed antibodies that recognize new targets on tumor cell surfaces that have been conditioned by prior chemotherapy or radiation therapy. I will provide more details on these technologies shortly.

VAXGEN-RAVEN MERGER CONFERENCE                                                 5

                        Our first drug product, RAV12, targets colon, pancreatic and stomach cancer. We expect to complete a Phase I/IIa dose ranging monotherapy study in 51 cancer patients in early 2008. We expect to enter Phase II for indications for pancreatic cancer in the first quarter of 2008 and for colon cancer later the same year.

                        In our Phase I trials, 33 patients have been treated and the dose ranging studies are complete. These trials delineated a dosing regimen in which RAV12 was well tolerated and provided radiographic or biochemical evidence suggesting activity against cancer in several patients treated with RAV12 as a single agent. An expanded cohort of patients is now receiving the recommended dose and schedule or the drug in the Phase I/IIa studies I just mentioned. This is underway and will be finished in early 2008.

                        In the pipeline we have 4 pre-clinical product candidates for oncology indications being readied for clinical testing. We expect that the combined company would file at least one additional IND in 2009 and another in 2010.

                        On the intellectual property front, Raven had more than 140 patent applications covering all phases of discovery relating to our core business. Twenty-three of those patents have been issued or allowed.

                        I am particularly excited by the recent application of Raven's core technology and experience in cell culture and mammalian cells to two emerging concepts in the field of antibodies for cancer therapy.

                        The first pertains to cancer stem cells, a concept for which there is a building scientific consensus that such cells may hold the key to the successful treatment of cancers that have heretofore been difficult to cure. Cancer stem cells comprise less than 10% of the cancer mass but they are the relentlessly proliferating cells at the core of the abnormal biology of the tumor and they drive cancer growth and metastasis. These cells are much more resistant to chemotherapy and radiation than the majority of cells in a tumor.

                        There are currently no therapies that specifically target cancer stem cells because it has been extremely difficult to initiate and maintain these cells in culture in order to study them.

                        Based on its methodology for culturing normal organ stem cells, Raven has developed technology that can establish dozens of pure cancer stem cell lines from a variety of cancers. We can raise antibodies against these stem cell lines to test for diagnostic and therapeutic applications. This is a very exciting technology that, if successful, would represent a major breakthrough in cancer treatment.

                        Our first two drug development candidates scheduled to enter clinical testing do in fact target cancer stem cells and cancers of the colon, pancreas and prostrate, among others. Stem cell technology is novel and at the forefront of cancer therapy. Our goal is to become a world leader in the field which I believe represents one of the most exciting and promising areas of oncology drug development.

VAXGEN-RAVEN MERGER CONFERENCE                                                 6

                        The second area of discovery at Raven is newer and less developed but holds exciting potential for discovering another new class of cancer targets for antibodies. It's called conditioned cell immunization or CCI and it advances an entirely new type of antibody intervention in cancer.

                        CCI is based on the established observation that exposing a tumor cell to chemotherapy or radiation causes cell membrane changes that enable that cancer cell to resist therapy. Using a proprietary application of technologies, CCI yields new monoclonal antibodies with the potential to work synergistically with chemotherapy or radiation therapy by attacking such adapting or resisting proteins.

                        In a recent abstracts at cancer research meetings we have presented this proof of concept both with proteasome inhibitors and radiation therapy. I refer you to our website for details.

                        In terms of the big picture over the next 2 years, our strategy is to partner our antibodies with one or more of the growing number of drug companies that are committed to biologic therapies particularly in the area of cancer therapy. We also intend to establish research and development collaboration around our technology platform.

                        And finally, we will look to develop manufacturing and co-development alliances to expand our clinical portfolio. The ability to reach these goals will increase substantially with the proposed merger.

                        Both Jim and I view this as an opportunity to unite two companies with complementary technologies and significant resources into an integrated biotech company in one of the most rapidly expanding areas of drug development. We will have a lengthened runway to add value to the Raven pipeline and technology platform. We have several near term milestones that have successfully met to demonstrate the value of our pipeline and technology and deliver value to stockholders. Recent advances in our technology greatly enhance our partnering opportunities and we intend to fully exploit them.

                        The next few years are not without challenges. Biotechnology is a high risk and hopefully high reward endeavor. As stockholders, you have the right to ask how the whole will be greater than the sum of its parts but you have my assurance that if this merger is approved, we will do our utmost to forge a company that capitalizes on a promising pipeline and technology in one of the most scientifically and commercially promising areas of drug development.

VAXGEN-RAVEN MERGER CONFERENCE                                                 7

                        Let me once again thank you for joining us today. I look forward to getting to know as many of VaxGen's stockholders as possible in the coming weeks to further explain our strategy.

                        I would now like to open the call to your questions. Operator.

Operator                Thank you. [instruction provided to pose questions]

                        Our first question is from the line of Mike King. Please go ahead.

M. King Good morning, thanks for taking my question. I was curious if ... I have two questions. First is a capital structure one. I got on the call a little bit late so I many have missed it so I apologize in advance but I know that you did say the VaxGen shareholders will own no less than 51% or is it the other way around?

J. Panek That's correct. The ratio is 50.9% to current VaxGen's stockholders and 49.1% to Raven's Series D stockholders and there are provisions for some revision of that on certain circumstances but under no circumstances would VaxGen's stockholders own less than 50.1% of the combined company.

M. King Okay, thank you very much for that. Can you give us a sense of the ... the fully distributed market cap will be approximately what, $70-75 million not including debt?

J. Panek No, I think it's going to be in excess of that. We'll be issuing somewhere around 32-33 million shares. I don't recall what yesterday's closing price was but ...

M. King                 $1.11.

J. Panek Yeah, so it's got to be somewhere close to $70 million then combined market cap.

M. King $70 million? Okay. Then the debt I see listed here, $30.5 million in debt held by VaxGen. Is that going to remain or will that be extinguished?

J. Panek                That debt is due in early 2010 and remains in place.

M. King                 Could you walk us through the terms of that debt?

J. Panek Matt, can I turn that one over to you to speak to the specifics, interest rate?

M. Pfeffer              I'd be happy to. That's a fairly normal convertible debt
                        instrument.  It's due in April  2010 as I  recall,  5.5%
                        interest rate.

M. King                 5.5%?

VAXGEN-RAVEN MERGER CONFERENCE                                                 8

M. Pfeffer              Yes, payable semiannually.

M. King Any conversion ... what's the conversion price and are there warrants attached?

M. Pfeffer              I don't  recall the  conversion  price off the top of my
                        head. It's a substantial multiple of where we are today and I can't recall if there were warrants issued at the time or not. I don't believe so. We do have a fair number of warrants outstanding. Those kind of details will certainly be in the S-4 that we'll be filing very shortly.

M.King Okay and you say very shortly. You mean within days or weeks?

M. Pfeffer              Within weeks. It's a pretty substantial  document but it
                        would be within weeks certainly.

M. King Just a clinical question. I saw secondhand some RAV12 data presented to Chemotherapy Foundation last week and I was just wondering if you could run me through the doses and schedule. I see that you've had one regimen that was 0.75 mg/kg twice a week but you went up as high as doses of 50 mg/kg or is that incorrect?

Dr. Schreiner           No, that's not correct.  The  principal  dose that we're
                        testing right now is the 0.75 mg twice a week. We have gone up higher previously but this turned out to be the best balance for providing the amount of RAV12 in which we have seen activity against cancers while minimizing some of the side effects that we had seen in earlier dosing regimens of the drug which had centered upon once a week dosing.

                        We will be looking at a variety of doses in the upcoming pancreatic trial in combination with Gemcitabine but we actually anticipate not going higher than this dose but in fact exploring lower doses as well given the nature of the synergy between Gemcitabine and RAV12.

M. King I see. Yeah, because I was going to ask about how commercially viable is an antibody that needs to be given, or any agent for that matter, that needs to be given twice a week? So is it possible that you would be looking at lower doses on a weekly basis?

Dr. Schreiner           Yes. First of all, if you have a cancer with a mean life
                        expectancy of four and a half months, it turns out twice a week is accepted by patients and we've actually had no problems with this regimen in terms of compliance. Our patients have been very willing to do this.

                        But you're right, that conventional wisdom would argue that once a week is better and we will be re-exploring once a week dosing as we anticipate based on our animal models that we may well be able to lower the dose of RAV12 as long as it is being given in combination with Gemcitabine. So we will be looking at both once a week and twice a week dosing and at lower doses as part of our dose ranging studies in the first part of that trial.

VAXGEN-RAVEN MERGER CONFERENCE                                                 9

M. King Okay and then the last question and I'll get back in the queue. Was the dose limiting toxicity liver enzyme elevations or something else?

Dr. Schreiner           It was really  twofold.  In terms of our chemical tests,
                        there were  observed to be  elevations  in liver enzymes
                        that were  transient and  resolved.  The second was that
                        there  was  abdominal   cramping  often  accompanied  by
                        diarrhea at the higher doses. Both of those have been rather markedly ameliorated or eliminated by dividing up the dose, splitting it on a weekly basis.

                        It really had to do with the peak concentrations of the antibody in the circulation rather than the overall exposure of the patient to the antibody which obviously circulates for a much longer time through most of the week. We're anticipating not losing anything in efficacy but gaining a lot in tolerability.

M. King                 Thank you for taking my question.

Dr. Schreiner           Okay, Mike.

Operator Our next question comes from Sharon Seiler. Please go ahead.

S. Seiler               Good morning.  I also have questions about the data from
                        this product and as I understand that data represented at the Chemotherapy Foundation symposium. Can you give us just sort of, I don't know, it'd be better I suppose to have a table but could you just tell us how many patients have been treated at each dose and schedule and what has been the clinical outcome for each cohort.

Dr. Schreiner           The only thing I can tell you is  there's  been 2 phases
                        of this Phase I/IIa. All patients have had cancer, most of them have had very advanced cancer and have proven resistant to all other therapies.

                        The first phase was a dose ranging study in which patients could only receive the drug for a month based on the existing toxicology programs. It concluded with 33 patients having been enrolled. That was the trial that did demonstrate the abdominal toxicity at the higher doses as well as the temporary changes in liver enzymes that I have described.

S. Seiler               Excuse me, that was a once weekly dosing  schedule.  And
                        what were the doses evaluated?

Dr. Schreiner          They ranged from 0.3 milligrams/kilogram to 1.5 mg/kg/wk.

S. Seiler               Okay  and what  were the  clinical  outcomes  for  those
                        patients?

VAXGEN-RAVEN MERGER CONFERENCE                                                10

Dr. Schreiner           Well  there was a  significant  ...  there was  apparent
                        stabilization of the tumor. These were rapidly growing tumors in approximately 20% of the patients but that's a soft call if you can only observe this for 1 month. Then there was an apparent clinical response in 2 patients with evidence of regression. Both of those went on for longer exposure to the drug, the longest being 8 months and it was tolerated extremely well by that patient with clear and striking evidence of regression of a very advanced tumor.

                        This expanded cohort is ongoing. It serves 2 purposes. One is it allows us to test the efficacy dose that we found, the 1.5 mg/kg, but if you divide it up into biweekly doses, that's 0.75 and to be able to look at different [inaudible] for up to 3 months which the IRBs and the agency, the FDA was comfortable with based on the acceptable profile of the drug as we ended the first part of Phase I.

                        That again is a mixture of patients with different cancers. We anticipate that will complete shortly in the first month or so of 2008, bringing a total of 51 patients that have been tested in this phase. The results of that are too soon to say because as I said, patients are still being enrolled in the trial but I will tell you that we have had no dropouts of patients due to side effects or adverse events so we are very satisfied that we have found a regimen that is well tolerated for these patients that have a critical need for this antibody.

S. Seiler               I'm sorry,  the 51 patients will be the total experience
                        or for this second phase?

Dr. Schreiner           For the total experience, so it will be 18 patients that
                        will be in this expanded cohort.

S. Seiler               Okay and what is the half life of this antibody?

Dr. Schreiner           Three to five days depending upon the patient.

S. Seiler               Okay and I just have one  financial  question.  How much
                        money had Raven raised up to this point?

J. Panek Raven had raised a total of $115 million through venture investment and some partnerships. So that's its grand total since its inception in 1999.

S. Seiler               Okay  and  just  one  more  question.  In  terms  of the
                        colorectal cancer trial, will that also be a combination trial and if so, with what?

Dr. Schreiner           Yes,  it will be a  combination  trial.  We've  actually
                        found striking synergies between RAV12 and thus far 3 kinds of therapy, Gemcitabine, Irinotecan and radiation.
                        The next trial which will start after the initial  Phase
                        II trial in pancreatic cancer has been enrolling for approximately 6 months, will be in colon cancer and it will be actually a head-to-head comparison as it's currently designed with Irinotecan plus Cetuximab versus
                        Irinotecan plus RAV12 so we're going to be going against anti-EGF for our antibodies in a controlled comparison.

VAXGEN-RAVEN MERGER CONFERENCE                                                11

S. Seiler               Okay, thank you. I'll get back in queue.

J. Panek                Alright, thank you.

Operator Our next question comes from Jason Kantor. Please go ahead.

J. Kantor               Hi and congratulations, George, and everybody else.

Dr. Schreiner           Hi, Jason.

J. Kantor               So  with  the  combined  company,  what  are  your  cash
                        resources and how long is that going to last you assuming no divestment of the manufacturing facility?

Dr. Schreiner           Well  assuming  no   divestment  of  the   manufacturing
                        facility and assuming no income from partnerships or licensing, we've got a solid 2 years before we have to start worrying about resources with our current cash position.

J. Kantor               Okay and with  RAV12,  what's the  mechanism  of action,
                        what's the target?

Dr. Schreiner           We've  actually ... we have  discovered 3 mechanisms  of
                        action with RAV12. RAV12 represents a very innovative target. It's a carbohydrate that's found on the surface of cancers of the intestinal tract. It's just on a number of proteins that when activated appear to be toxic to tumor cells so the first mechanism that we have reported on is that in a number of vulnerable cell types it produces a syndrome called oncosis in which the cell helplessly swells and then explodes as salts from the blood pour into the inside of the cell and it can't control that. Not all tumors have that but several do, particularly of the intestinal tract.

                        The second mechanism that we've described in cells that don't explode with this antibody are that it desensitizes growth factor receptors so in that sense the antibody belongs to a validated class of growth factor receptor blockers but it does it by turning the receptor off rather than physically blocking it.

                        Then the third mechanism that we've just elucidated and are preparing a manuscript on is that this is extremely potent in activating complement mediated cytotoxicity so as it binds to the surface of cancer cells, it activates the serum proteins which then attack the surface and drive holes into the cell membrane and causes the cell to literally destruct. This at least appears to be one of the mechanisms by which this antibody synergizes with some of our therapies because it may increase the susceptibility of these cells to complement mediated destruction.

                        I would say it's an interesting antibody that can kill cancer cells one of at least 2 different ways which is why we think this is going to turn out to be potentially a very useful new addition to the anticancer armamentarium.

VAXGEN-RAVEN MERGER CONFERENCE                                                12

J. Kantor               Are your other  antibodies'  involvement  also targeting
                        carbohydrates? Is that a common thread across your technology?

Dr. Schreiner           Actually it's not, Jason,  but it's equally  innovative.
                        So our next 2 IND  candidates  are  actually  antibodies
                        that  are  among   the  first   that  we  know  of  that
                        specifically target stem cell antigen.  These antibodies
                        really  have led us to some novel  biology  which  we're
                        preparing  for  publication  as to how stem cells may be
                        turned  off  by  antibodies,   cancer  stem  cells,   by
                        antibodies directed against their cell surface. And each of these hits a stem cell from a variety of cancers.

                        These will be very innovative as they go into clinical testing so we're very, very excited about the opportunity that we're going to have to introduce them to the clinic, an opportunity that really would not have been feasible without this merger.

J. Kantor               Thank you.

Operator Our next question comes from is a follow up from Mike King. Please go ahead.

M. King                 Thank you for taking my follow up. I understand RAD12 is
                        a  chimeric   antibody.   So  could  you   describe  the
                        proportion of human versus mouse sequences?

Dr. Schreiner           Yes,  RAV12 is 90% human so it's  largely  human but not
                        fully human and it has a few retaining murine sequences around the variable region.

M. King                 Around the variable region? Okay. Thanks very much.

Operator At this time I'm showing no further questions in the queue. I'd like to turn the call back over to management for any concluding remarks they may have.

Dr. Schreiner           I'd like to thank you all for  dialing  in. I'm  looking
                        forward to sharing the story with you and as you look in
                        this  sector  of  monoclonal   antibodies   and  biotech
                        companies, I think you should feel encouraged what Raven and VaxGen are going to create is really an unusual and distinctive company that's going to occupy a very prominent place in what has been a very dynamic growth area in biotech.

                        I think this is an auspicious start to building what I think is going to be a very accomplished company. We look forward to sharing this journey with you. Jim?

J. Panek I'd just to add my thanks for people participating this morning. Again, we look forward to meeting with many of you over the coming weeks and months to further describe the promising opportunity I think that this merger represents and our plans for the future.

VAXGEN-RAVEN MERGER CONFERENCE                                                13

                        Speaking for the management team and the Board of VaxGen, we're extremely excited to be at this juncture. It's been a long and challenging process to identify what we now believe to be the best outcome and opportunity for our shareholders and we look forward to setting our sights now on the future and how to now bring these companies together, integrate appropriately and advance the promising technology in the pipeline that Raven brings to this merger.

                        I look forward to working with George and his team and look forward to meeting with many of you in the coming weeks and months. Thank you very much.

Operator                Ladies   and   gentlemen,   this   does   conclude   the
                        VaxGen/Raven merger conference call. You may now disconnect and we thank you for using ACT Teleconference.


Note: This document contains "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as expect, believe, estimate, project, budget, forecast, anticipate, intend, plan, may, will, could, should, predict, potential, continue and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this document include without limitation forecasts or product development, FDA filings, benefits of the proposed merger and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or applied during this call. Such risk factors include among others difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, whether certain market segments grow as anticipated, the competitive environment in the biotechnology industry, whether VaxGen can list its common stock on the National Exchange, whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements of this conference call. Additional information concerning these and other risk factors is contained in VaxGen's quarterly reports on Form 10-Q for the quarter ended September 30, 2007. VaxGen and Raven undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this conference call.

VAXGEN-RAVEN MERGER CONFERENCE                                                14

You are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of this call. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

VaxGen intends to file a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen's preliminary proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 9, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at VaxGen as described above.


VAXGEN-RAVEN MERGER CONFERENCE                                                15